2/14/2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	OmniComm Systems, Inc.
Form 10-K/A-1 for the Year Ended December 31, 2009
Filed October 5, 2010
Form 10-Q/A-1 for the Quarter Ended June 30, 2010
Filed October 27, 2010
File No. 000-25203

Dear Mr. Stringer:

I am in receipt of your correspondence dated January 21, 2011 regarding the above captioned Form 10-K/A-1 and Form 10-Q/A-1. Please find below our response to the comments included in that correspondence.

Response

Form 10-K/A-1

Item 9A(T). Controls and Procedures, page 43

Management’s Report on Internal Control, page 43

1.	We note your response to prior comment two that you identified a material weakness and concluded disclosure controls and procedures to be ineffective as of December 31, 2009; however your response and disclosure do not conclude explicitly on the effectiveness of internal control of financial reporting as of the same date. In accordance with Item 308 of Regulation S-K, management is required to make an assessment on internal control over financial reporting as of December 31, 2009. Remediation efforts undertaken subsequent to the fiscal year should not be considered in the assessment. Additionally, management is not permitted to conclude the assessment to be effective if one or more material weakness(es) existed as of December 31, 2009. Please revise your disclosure by amending the 2009 Form 10-K accordingly.

Please see our proposed changes to Management’s Report on Internal Controls as included in our Amended Annual Report on Form 10-K for the year December 31, 2009. Please review our proposed changes and indicate whether the proposed changes satisfy the requirements of Item 308 of Regulation S-K. If so, we intend to make the marked changes above in an amendment to the Form 10-K once the staff has no further comments.

Management assessed the effectiveness of OmniComm’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on the assessment using those criteria, management initially concluded that the internal control over financial reporting was effective as of December 31, 2009. Subsequent to year end, however, we have determined that certain customer receivables totaling $2,387,252, that were recorded at December 31, 2009 should instead have been recorded in January 2010. The receivables in question relate to client contracts for on-going projects that, although long-term in nature, are considered executory contracts under generally accepted accounting principles since services are expected to be rendered on a go-forward basis. Given this accounting treatment, the client billings should have been recorded as a receivable and in turn a deferred revenue obligation in the month the obligations are expected to be collected. As a result of this error, we have restated our consolidated balance sheet at December 31, 2009 and our consolidated statement of cash flows for the year ended December 31, 2009. Because of this accounting error, our management has determined that as of December 31, 2009 there was a material weakness in our internal control over financial reporting as a result of our inability to properly record accounts receivable and deferred revenue based upon the terms of our contracts with our client contracts. Because of this material weakness, our principal executive officer and our principal financial officer have concluded that our internal controls over financial reporting were not effective at December 31, 2009 as a result of the material weakness which led to the restatement of our financial statements. In order to remediate this weakness, we will institute improved procedures to ensure that accounts receivable and deferred revenue are properly recorded in accordance with generally accepted accounting principles. ~~Once instituted, we believe that the improved procedures will be effective in remediating this material weakness.~~

Financial Statements and Notes, Page F-1

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition Policy, page F-11

2.	We note your response to prior comment three. However, we note from the seventh paragraph of your response that the fees for the first and third stages of the service are billed based on milestones when the service revenues appeared to be recognized straight line over an estimated hosting period. In that regard, clarify for us your definition of first and third stages of the services. If they refer to the set up and implementation services, explain to us the appropriateness of recognizing the related revenue on a straight line basis when there are agreed milestones in the contractual arrangement. Also, please expand your disclosures including the substance of your response in future filings.

As discussed in our previous response, fees charged and costs incurred for the trial system design, set up and implementation are amortized and recognized ratably over the estimated hosting period. Fees for the first and third stages of the service are billed based upon milestones. Those fees are not billed, nor are they recognized, until the agreed upon contractual milestones have been satisfied. When we discussed previously that the earned fees were recognized on a straight line basis this was intended to impart that the fees were recognized on a straight line basis once earned based upon the following criteria: The Company recognizes revenues when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the product or service has been provided to the customer; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

When we disclose that the fees are then recognized on a straight line basis over the estimated hosting period this was intended to define that hosting period over any remaining estimated contractual life. We are not recognizing all contractual amounts from the inception of the project since at least some portions of stage one and all of the stage three revenues will not have been earned.

In connection with our response to the comments provided to the Company from the Securities and Exchange Commission in its correspondence dated January 21, 2011 the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A-1 filed for the Year Ended December 31, 2009, and the Form 10-A/A-1 for the Quarter Ended June 30, 2010;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After reviewing the above please do not hesitate to contact me with any questions or comments you might have regarding our response at (954) 473-1254.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares Chief Accounting and Financial Officer OmniComm Systems, Inc.